SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 	)*


             			Integrated Technology USA. Inc.
(Name of Issuer)

                        Common Stock, $0.01 par value
(Title of Class of Securities)

				        45813T108
(CUSIP Number)

Barry W. Blank, PO Box 32056, Phoenix, Arizona 85064, (602) 870-0004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

						July 8, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No.  45813-T1-08
Page      2     of     5    Pages
  1

NAME OF REPORTING PERSON
Barry W. Blank
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [  ]
			(b) [  ]
 3
SEC USE ONLY  4
SOURCE OF FUNDS*
PF  5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(E)    [ ] 6 CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF  7 SOLE VOTING POWER
259,600 shares of Common Stock and 600,000 Warrants which are exercisable commencing 10/8/97 for 600,000 shares of Common Stock  SHARES
BENEFICIALLY  8 SHARED VOTING POWER
None   OWNED BY
     REPORTING      9 SOLE DISPOSITIVE POWER
259,600 shares of Common Stock and 600,000 Warrants which are exercisable commencing 10/8/97 for 600,000 shares of Common Stock PERSON WITH 10 SHARED DISPOSITIVE POWER
None  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
Page 3 of 5 pages
Cusip No. 45813-TI-08
Item 1. Security and Issuer.
The title and class of equities to which this statement relates are:
Common Stock, $0.01 par value.
The name, address and the principal executive offices of the issuer of such securities are: Integrated Technology USA. Inc.
                 107 West Tryon Avenue
                 Teaneck, New Jersey 07666
Item 2. Identity and Background
     a) the name of the reporting person is Barry W.Blank
     b) Mr. Blank's address is :
        P.O. Box 32056
        Phoenix, Arizona 85064
     c) Mr. Blank is a registered representative employed by J. Robbins Securities, LLC, a member of the National Association of Securities Dealers, Inc 1345 Avenue of the Americas, 22nd Floor, New York, New York 10105.
    d) During the last five years Mr. Blank has not been convicted in a criminal proceeding.
    e) During the last five years Mr. Blank was not a party to a civil proceed-ing was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   f) Mr. Blank is a citizen of the United States.
Item 3. Source and Amount of Funds or other Consideration
Mr. Blank  purchased an aggregate of 259,600 shares of the issuer's Common
Stock for an aggregate price of $502,285, including commissions, and 600,000 warrants, each currently exercisable to purchase one share of Common stock, for an aggregate price of $101,754.50, including commissions, as set forth in the following table:
Date of       Number of     Number of   Price          Price
Purchase      Shares        Warrants    Per share(1)   Per Warrant(1)
10/2/96       20,000         20,000      $ 6.0000        $ 1.0000
10/8/96       20,000          -            4.0000            -
10/9/96        -            100,000         -              0.3750
10/16/96      10,000         64,500        3.2500          0.3750
10/24/96       -             35,500         -              0.3750
11/12/96      25,000          -            3.1250            -
11/25/96      10,000          -            2.2500            -
Page 4 of 5 pages
Cusip No. 45813-T1-08
Date of       Number of     Number of   Price          Price
Purchase      Shares        Warrants    Per share(1)   Per Warrant(1)
4/15/97      100,000          -            0.9375            -
4/17/97        -            100,000         -              0.0625
4/18/95       74,600          -            1.0000          0.0625
4/28/97        -              1,000         -              0.0625
5/14/97        -             69,000         -              0.0625
6/18/97        -             30,000         -              0.0625
6/24/97        -            180,000         -              0.0625
(1) These prices exclude commissions.
The source of the funds for Mr. Blank's purchases was personal funds, none of which is represented by funds or other consideration borrowed or otherwise ob-tained for the purpose of acquiring, holding, trading or voting the securities or by a loan from a bank in the ordinary course of business.
Item 4. Purpose of Transaction.
Mr. Blank acquired the subject securities for purposes of investment and future sale. Exept as set forth below, he has no plans or proposals which relate to or would result in:
a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities, except that he may acquire additional securities or dispose of securities of the issuer depending upon the then curr-ent business conditions of the issuer and the economy in general;
b) An extra ordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, except that he may seek a transaction which could result in the merger of the issuer:
c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d) Any change in the present board of directors and management of the issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board, except that he may request rep-resentation on the board and, in connection therewith, seek to change the number of the issuer's director's;
e) Any material change in the present capitalization or dividend policy of the issuer;
f) Any material change in the issuer's business or corporate structure except as noted in subparagraph (b) above;
g) Changes in the issuer's charter, bylaws or instruments corresponding there-to or other actions which may impede the acquisition of control of the issuer by any person except as noted in subparagraph (d) above;
h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
Page 5 of 5
Cusip No. 458-T1-08
i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934; or
j) Any action similar to those enumerated above except that he may seek to assist the issuer in acquiring other businesses.
Item 5. Interest in Securities of the Issuer.
   a) Mr. Blank owns 259,600 shares of the issuer's Common Stock which, when added to the shares underlying the Warrants, constitute an aggregate of 859,600 shares of Common Stock and currently represent 13% of the outstanding shares of such stock. This amount excludes any securities which may be owned by Mr. Blank's customers, in which he has no beneficial or other interest and over which he has no voting or dispositive power.
   b) Mr. Blank has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of Common Stock which he owns. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock.
   c) No purchases or sales of the Common Stock have been made by Mr. Blank within the past 60 days except as set forth herein.
   d) No person other than Mr. Blank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 259,600 shares of Common Stock which he owns.
   e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Mr. Blank is not a party to contracts, agreements, understandings or relation-ships (legal or otherwise) with respect to any securities of the issuer, in-cluding but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: September 2, 1997


Barry W. Blank

FORM 3      U.S. SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.   20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

Blank, Barry Wayne
P.O. Box 32056
Phoenix Arizona  85064

2. Date of Event Requiring Statement (Mo/Day/Year)
5/17/97

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker Trading Symbol
Integrated Technology USA, Inc.  Common Stock    ITH

5. Relationship of Reporting Person to Issuer
10% owner

TABLE 1--Non-Derivative Securities Ben

1. Tile of Security    2. Amount of Securities          3. Ownership Form:
   (Instr. 4)             Beneficially owned (Instr.4)  Direct (D) or Indirect I
   Common Stock           259,600                           (D)

TABLE 2--Derivative Securities Beneficially Owned (e.g. puts calls, options,..)
1. Title of Derivative 2. Date Exercisable/  3. Title & Amount ofSecurity
   Securities             Expiration Date      Underlying Derivative Security

   Warrants               Currently/10/1/01     Common Stock/600,000

4. Conversion or Exercise Price of
   Derivative Security
   $9.00